UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Battalion Oil Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

40537Q803
(CUSIP Number)

Carlos Treistman
Luminus Management, LLC
1811 Bering Drive, Suite 400
Houston, TX 77057
(713) 826-6262

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 13, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
LUMINUS MANAGEMENT, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
16,661,693 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
16,661,693 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,661,693 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
50.3% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

(1)
The number of shares reported above includes (i) 6,151,448 shares of Common Stock owned directly by Master Fund, (ii) 1,730,625 shares of Common Stock issuable upon conversion or redemption of 13,336 shares of Series A Preferred Stock issued to Master Fund pursuant to the Series A Purchase Agreement (as discussed in Item 3), (iii) 2,902,925 shares of Common Stock issuable upon conversion or redemption of 20,269 shares of Series A-1 Preferred Stock issued to Master Fund pursuant to the Series A-1 Purchase Agreement (as discussed in Item 3), (iv) 2,902,268 shares of Common Stock issuable upon conversion or redemption of 17,211 shares of Series A-2 Preferred Stock issued to Master Fund pursuant to the Series A-2 Purchase Agreement (as discussed in Item 3), (v) 1,442,496 shares of Common Stock issuable upon conversion or redemption of 9,835 shares of Series A-3 Preferred Stock issued to Master Fund pursuant to the Series A-3 Purchase Agreement (as discussed in Item 3) and (vi) 1,531,931 shares of Common Stock issuable upon conversion or redemption of 9,835 shares of Series A-4 Preferred Stock issued to Master Fund pursuant to the Series A-4 Purchase Agreement (as discussed in Item 3). Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person hereto that it is the beneficial owner of any Common Stock for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is hereby expressly disclaimed. The Reporting Persons are party to certain agreements with the Voting Agreement Members, which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13d-5 of the Act, comprised of the Reporting Persons and the Voting Agreement Members. Shares listed as beneficially owned by each Reporting Person exclude shares held by any of the Voting Agreement Members. The Reporting Persons hereby expressly disclaim beneficial ownership of any Common Stock beneficially owned by any of the Voting Agreement Members or any other person, and do not affirm membership in a “group” (within the meaning of Rule 13d-5 of the Act) with any of the Voting Agreement Members or any other person, and this Schedule 13D shall not be construed as acknowledging that the Reporting Persons, for any or all purposes, beneficially owns any Common Stock beneficially owned by any of the Voting Agreement Members or any other person or is a member of a group with any of the Voting Agreement Members or any other person.

(2)
Percentage based on (i) 16,456,563 outstanding shares of Common Stock as of May 13, 2024, in reliance on the representation made by the Issuer in the Series A-4 Purchase Agreement, plus (ii) (a) 1,730,625 shares of Common Stock issuable upon conversion or redemption of 13,336 shares of Series A Preferred Stock owned directly by Master Fund, (b) 2,902,925 shares of Common Stock issuable upon conversion or redemption of 20,269 shares of Series A-1 Preferred Stock owned directly by Master Fund, (c) 2,902,268 shares of Common Stock issuable upon conversion or redemption of 17,211 shares of Series A-2 Preferred Stock owned directly by Master Fund, (d) 1,442,496 shares of Common Stock issuable upon conversion or redemption of 9,835 shares of Series A-3 Preferred Stock owned directly by Master Fund and (e) 1,531,931 shares of Common Stock issuable upon conversion or redemption of the shares of Series A-4 Preferred Stock owned directly by Master Fund.

1	NAMES OF REPORTING PERSONS
LUMINUS ENERGY PARTNERS MASTER FUND, LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
BERMUDA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
16,661,693 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
16,661,693 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,661,693 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
50.3% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
The number of shares reported above includes (i) 6,151,448 shares of Common Stock owned directly by Master Fund, (ii) 1,730,625 shares of Common Stock issuable upon conversion or redemption of 13,336 shares of Series A Preferred Stock issued to Master Fund pursuant to the Series A Purchase Agreement (as discussed in Item 3), (iii) 2,902,925 shares of Common Stock issuable upon conversion or redemption of 20,269 shares of Series A-1 Preferred Stock issued to Master Fund pursuant to the Series A-1 Purchase Agreement (as discussed in Item 3), (iv) 2,902,268 shares of Common Stock issuable upon conversion or redemption of 17,211 shares of Series A-2 Preferred Stock issued to Master Fund pursuant to the Series A-2 Purchase Agreement (as discussed in Item 3), (v) 1,442,496 shares of Common Stock issuable upon conversion or redemption of 9,835 shares of Series A-3 Preferred Stock issued to Master Fund pursuant to the Series A-3 Purchase Agreement (as discussed in Item 3) and (vi) 1,531,931 shares of Common Stock issuable upon conversion or redemption of 9,835 shares of Series A-4 Preferred Stock issued to Master Fund pursuant to the Series A-4 Purchase Agreement (as discussed in Item 3). Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person hereto that it is the beneficial owner of any Common Stock for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is hereby expressly disclaimed. The Reporting Persons are party to certain agreements with the Voting Agreement Members, which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13d-5 of the Act, comprised of the Reporting Persons and the Voting Agreement Members. Shares listed as beneficially owned by each Reporting Person exclude shares held by any of the Voting Agreement Members. The Reporting Persons hereby expressly disclaim beneficial ownership of any Common Stock beneficially owned by any of the Voting Agreement Members or any other person, and do not affirm membership in a “group” (within the meaning of Rule 13d-5 of the Act) with any of the Voting Agreement Members or any other person, and this Schedule 13D shall not be construed as acknowledging that the Reporting Persons, for any or all purposes, beneficially owns any Common Stock beneficially owned by any of the Voting Agreement Members or any other person or is a member of a group with any of the Voting Agreement Members or any other person.

(2)
Percentage based on (i) 16,456,563 outstanding shares of Common Stock as of May 13, 2024, in reliance on the representation made by the Issuer in the Series A-4 Purchase Agreement, plus (ii) (a) 1,730,625 shares of Common Stock issuable upon conversion or redemption of 13,336 shares of Series A Preferred Stock owned directly by Master Fund, (b) 2,902,925 shares of Common Stock issuable upon conversion or redemption of 20,269 shares of Series A-1 Preferred Stock owned directly by Master Fund, (c) 2,902,268 shares of Common Stock issuable upon conversion or redemption of 17,211 shares of Series A-2 Preferred Stock owned directly by Master Fund, (d) 1,442,496 shares of Common Stock issuable upon conversion or redemption of 9,835 shares of Series A-3 Preferred Stock owned directly by Master Fund and (e) 1,531,931 shares of Common Stock issuable upon conversion or redemption of the shares of Series A-4 Preferred Stock owned directly by Master Fund.

1	NAMES OF REPORTING PERSONS
JONATHAN BARRETT

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
16,661,693 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
16,661,693 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,661,693 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
50.3% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
The number of shares reported above includes (i) 6,151,448 shares of Common Stock owned directly by Master Fund, (ii) 1,730,625 shares of Common Stock issuable upon conversion or redemption of 13,336 shares of Series A Preferred Stock issued to Master Fund pursuant to the Series A Purchase Agreement (as discussed in Item 3), (iii) 2,902,925 shares of Common Stock issuable upon conversion or redemption of 20,269 shares of Series A-1 Preferred Stock issued to Master Fund pursuant to the Series A-1 Purchase Agreement (as discussed in Item 3), (iv) 2,902,268 shares of Common Stock issuable upon conversion or redemption of 17,211 shares of Series A-2 Preferred Stock issued to Master Fund pursuant to the Series A-2 Purchase Agreement (as discussed in Item 3), (v) 1,442,496 shares of Common Stock issuable upon conversion or redemption of 9,835 shares of Series A-3 Preferred Stock issued to Master Fund pursuant to the Series A-3 Purchase Agreement (as discussed in Item 3) and (vi) 1,531,931 shares of Common Stock issuable upon conversion or redemption of 9,835 shares of Series A-4 Preferred Stock issued to Master Fund pursuant to the Series A-4 Purchase Agreement (as discussed in Item 3). Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person hereto that it is the beneficial owner of any Common Stock for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is hereby expressly disclaimed. The Reporting Persons are party to certain agreements with the Voting Agreement Members, which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13d-5 of the Act, comprised of the Reporting Persons and the Voting Agreement Members. Shares listed as beneficially owned by each Reporting Person exclude shares held by any of the Voting Agreement Members. The Reporting Persons hereby expressly disclaim beneficial ownership of any Common Stock beneficially owned by any of the Voting Agreement Members or any other person, and do not affirm membership in a “group” (within the meaning of Rule 13d-5 of the Act) with any of the Voting Agreement Members or any other person, and this Schedule 13D shall not be construed as acknowledging that the Reporting Persons, for any or all purposes, beneficially owns any Common Stock beneficially owned by any of the Voting Agreement Members or any other person or is a member of a group with any of the Voting Agreement Members or any other person.

(2)
Percentage based on (i) 16,456,563 outstanding shares of Common Stock as of May 13, 2024, in reliance on the representation made by the Issuer in the Series A-4 Purchase Agreement, plus (ii) (a) 1,730,625 shares of Common Stock issuable upon conversion or redemption of 13,336 shares of Series A Preferred Stock owned directly by Master Fund, (b) 2,902,925 shares of Common Stock issuable upon conversion or redemption of 20,269 shares of Series A-1 Preferred Stock owned directly by Master Fund, (c) 2,902,268 shares of Common Stock issuable upon conversion or redemption of 17,211 shares of Series A-2 Preferred Stock owned directly by Master Fund, (d) 1,442,496 shares of Common Stock issuable upon conversion or redemption of 9,835 shares of Series A-3 Preferred Stock owned directly by Master Fund and (e) 1,531,931 shares of Common Stock issuable upon conversion or redemption of the shares of Series A-4 Preferred Stock owned directly by Master Fund.

EXPLANATORY NOTE

The following constitutes Amendment No. 6 (“Amendment No. 6”) to the Schedule 13D filed by the undersigned with the Securities and Exchange Commission (the “SEC”) on August 15, 2019, as amended by Amendment No. 1 thereto originally filed with the SEC on October 22, 2019, Amendment No. 2 thereto originally filed with the SEC on March 30, 2023, Amendment No. 3 thereto originally filed with the SEC on September 8, 2023 (collectively, the “Schedule 13D”), Amendment No. 4 thereto originally filed with the SEC on December 19, 2023 and Amendment No. 5 thereto, filed with the SEC on March 29, 2024. Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 6 shall have the meanings herein as are ascribed to such terms in the Schedule 13D.

Item 1.	Security and Issuer.

This Amendment No. 6 relates to shares of Common Stock, $0.0001 par value per share (the “Common Stock”) of Battalion Oil Corporation, a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 820 Gessner Road, Suite 1100, Houston, TX 77024.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by adding the following:

As described in Item 4 below, on May 13, 2024, Master Fund purchased 9,835 shares of Series A-4 Convertible Redeemable Preferred Stock of the Issuer, par value $0.0001 per share (the “Series A-4 Preferred Stock”), for aggregate consideration of approximately $9.6 million pursuant to the Series A-4 Purchase Agreement, dated May 13, 2024 (the “Series A-4 Purchase Agreement”), by and among the Issuer, Master Fund and the other purchasers party thereto.

The funds used to purchase these securities were obtained from the general working capital of the Master Fund and margin account borrowings made in the ordinary course of business, although the Reporting Persons cannot determine whether any funds allocated to purchase such securities were obtained from any margin account borrowings.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by adding the following:

The information set forth in amended Items 3 and 6 and the Exhibits to Amendment No. 6 are incorporated herein by reference.

On May 13, 2024, the Issuer, Master Fund and the other purchasers party thereto entered into the Series A-4 Purchase Agreement. On May 13, 2024, Master Fund purchased 9,835 shares of Series A-4 Preferred Stock for approximately $9.6 million.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)
The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on (i) 16,456,563 outstanding shares of Common Stock as of May 13, 2024, in reliance on the representation made by the Issuer in the Series A-4 Purchase Agreement, plus (ii) (a) 1,730,625 shares of Common Stock issuable upon conversion or redemption of 13,336 shares of Series A Preferred Stock owned directly by Master Fund, (b) 2,902,925 shares of Common Stock issuable upon conversion or redemption of 20,269 shares of Series A-1 Preferred Stock owned directly by Master Fund, (c) 2,902,268 shares of Common Stock issuable upon conversion or redemption of 17,211 shares of Series A-2 Preferred Stock owned directly by Master Fund, (d) 1,442,496 shares of Common Stock issuable upon conversion or redemption of 9,835 shares of Series A-3 Preferred Stock and (e) 1,531,931 shares of Common Stock issuable upon conversion or redemption of 9,835 shares of Series A-4 Preferred Stock owned directly by Master Fund.

Due to the nature of the Voting Agreement, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13d-5 of the Act, comprised of the Reporting Persons and the Voting Agreement Members. Shares listed as beneficially owned by each Reporting Person exclude shares held by any of the Voting Agreement Members. The Reporting Persons hereby expressly disclaim beneficial ownership of any Common Stock beneficially owned by any of the Voting Agreement Members or any other person, and do not affirm membership in a “group” (within the meaning of Rule 13d-5 of the Act) with any of the Voting Agreement Members or any other person, and this Schedule 13D shall not be construed as acknowledging that the Reporting Persons, for any or all purposes, beneficially owns any Common Stock beneficially owned by any of the Voting Agreement Members or any other person or is a member of a group with any of the Voting Agreement Members or any other person.

(b)	The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference.

(c)	Except as set forth herein, no transactions in the Common Stock were effected during the past sixty days by any Reporting Person.

(d)
No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following:

Series A-4 Purchase Agreement

On May 13, 2024, the Issuer, Master Fund and the other purchasers party thereto entered into the Series A-4 Purchase Agreement, pursuant to which Master Fund purchased 9,835 shares of Series A-4 Preferred Stock for approximately $9.6 million. The Series A-4 Purchase Agreement also provides, among other things, that the affirmative vote or prior written consent of the purchasers of Series A-4 Preferred Stock holding at least two-thirds (66 2/3%) of the shares held by such purchasers must be obtained prior to the entry by Issuer into any transaction that is expected to result in a change of control, unless each holder of outstanding shares of Series A-4 Preferred Stock is given the option to receive a cash payment per share equal to the then applicable Redemption Price (as defined in the Series A-4 Certificate of Designations).

The foregoing description of the Series A-4 Purchase Agreement is qualified in its entirety by reference to the full text of the Series A-4 Purchase Agreement, a copy of which is attached as Exhibit 23 to this Amendment No. 6 and incorporated by reference herein.

Series A-4 Certificate of Designations

Subject to the terms and conditions of the Series A-4 Certificate of Designations the Issuer filed with the Delaware Secretary of State on May 13, 2024 (the “Series A-4 Certificate of Designations”), commencing on September 10 , 2024, all or any portion of the shares of Series A-4 Preferred Stock may be converted into Common Stock at any time based on the then- applicable liquidation preference (as determined in accordance with the Series A-4 Certificate of Designations) divided by the applicable conversion price (the “Conversion Ratio”). The ordinary conversion price of the Series A-4 Preferred Stock is $6.42 per share and is subject to adjustment for stock splits, combinations, certain distributions or similar events.

Subject to the terms and conditions of the Series A-4 Certificate of Designations, if based on the Issuer’s financial statements for any fiscal quarter and a reserve report as of the same date, as of such date: (x) the PDP PV-20 value (as determined in accordance with the Series A-4 Certificate of Designations) divided by (y) the number of outstanding shares of Common Stock, calculated on a fully diluted basis is equal to or exceeds 130% of the Conversion Price, then the Issuer may, from time to time until such time that the foregoing conditions are no longer satisfied or a Material Adverse Effect (as defined in the Series A-4 Purchase Agreement) has occurred since the date of the most recent financial statements that met the foregoing conditions, cause the conversion of all or any portion of the Series A-4 Preferred Stock into Common Stock using the then-applicable Conversion Ratio. The shares of Series A-4 Preferred Stock are also subject to redemption by the Issuer at any time following the closing date of the issuance of shares of Series A-4 Preferred Stock in accordance with the terms of the Series A-4 Certificate of Designations. In the event of a change of control transaction, the shares of Series A-4 Preferred Stock are subject to redemption or conversion in accordance with the terms of the Series A-4 Certificate of Designations.

This summary is qualified in its entirety by reference to the full text of the Series A-4 Certificate of Designations, a copy of which is attached as Exhibit 22 to this Amendment No. 6 and incorporated by reference herein.

Amendment No. 5 to Registration Rights Agreement

Concurrently with the closing of transactions contemplated by the Series A-4 Purchase Agreement, Master Fund entered into Amendment No. 5 to the Registration Rights Agreement, dated October 8, 2019, as amended by Amendment No. 1 thereto on March 28, 2023, Amendment No. 2 thereto on September 6, 2023, Amendment No. 3 thereto on December 15, 2023 and Amendment No. 4 thereto on March 27, 2024 (the “Fifth RRA Amendment”), with the Issuer and certain other stockholders of the Issuer listed on the signature pages thereto. The Fifth RRA Amendment, among other things amended the definition of Registrable Securities to include the shares of Common Stock issuable upon conversion or redemption of the shares of Series A-4 Preferred Stock.

This summary is qualified in its entirety by reference to the full text of the Fifth RRA Amendment, a copy of which is attached as Exhibit 21 to this Amendment No. 6 and incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

Exhibit 21
Amendment No. 5 to the Registration Rights Agreement, dated May 13, 2024, by and among the Issuer and the holders named therein (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K, filed on May 14, 2024).

Exhibit 22	Certificate of Designations, dated May 13, 2024, of the Issuer (incorporated by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K, filed on May 14, 2024).

Exhibit 23
Purchase Agreement, dated May 13, 2024, by and among the Issuer, Master Fund and the other parties thereto (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K, filed on May 14, 2024).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2024

LUMINUS MANAGEMENT, LLC

	By:	/s/ Jonathan Barrett
	Name:	Jonathan Barrett
	Title:	President

LUMINUS ENERGY PARTNERS MASTER FUND, LTD.
By: Luminus Management, LLC, as manager

	By:	/s/ Jonathan Barrett
	Name:	Jonathan Barrett
	Title:	President

/s/ Jonathan Barrett
JONATHAN BARRETT